                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934


                          FOR THE MONTH OF AUGUST 2003
                        (Commission File No. 33-84952-02)

                          THE WHARF (HOLDINGS) LIMITED
                  (Translation of registrant's name in English)

                            16TH FLOOR, OCEAN CENTRE
                            HARBOUR CITY, CANTON ROAD
                               KOWLOON, HONG KONG
                                 (852) 2118 8118
                    (Address of Principal Executive Offices)


       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X    Form 40-F
                                       ---             ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

                       [THE WHARF HOLDINGS LIMITED LOGO]

                          THE WHARF (HOLDINGS) LIMITED

                          INTERIM RESULTS ANNOUNCEMENT

                  FOR THE HALF-YEAR PERIOD ENDED JUNE 30, 2003


o Unaudited Group profit attributable to Shareholders of HK$1,309 million, an increase of 11%. No provision was made for property and investment in the period under review.

o Earnings per share were HK$0.53, against HK$0.48 for the same period in 2002.

o Group profit attributable to Shareholders before provisions recorded a decrease of 16% compared to HK$1,555 million for the same period in 2002.

o An interim cash dividend of 12 cents (2002: 28 cents) per share will be paid.

o Shareholders will also receive one i-CABLE share for every 10 Wharf shares held. The Company is obliged, latest by November 23, 2003, to restore i-CABLE's public float to the minimum 25% level as prescribed in the Hong Kong Listing Rules. The closing price of i-CABLE shares on August 19, 2003 is HK$2.075 per share, and the market price of i-CABLE shares for the past 52 weeks ranged from HK$1.64 to HK$4.525 per share.

OPERATIONS AND FINANCIAL HIGHLIGHTS:

o    Group turnover was HK$5,463 million, a decrease of 2%.

o Property investment: revenue reduction of 6% to HK$2,092 million. Operating profit decreased by 10% to HK$1,448 million. While retail revenue generated by Harbour City and Times Square went up by 1.5%, the office revenue contributed by these flagship properties showed a 5.5% decline.

o Due to the impact of SARS, hotel revenue dropped by 34% to HK$197 million from HK$299 million, which led to an operating loss of HK$10 million against profit of HK$95 million for the same period in 2002.

o CME (Communications, Media and Entertainment): total revenue decreased by 1% to HK$1,748 million. Operating profit decreased slightly by 2% to HK$199 million.

o Logistics: total revenue increased by 4% to HK$1,532 million. Operating profit also increased by 9% to HK$854 million.

o Net borrowing costs decreased by HK$78 million or 20% to HK$305 million from HK$383 million. Average borrowing cost was 3.1% p.a., a reduction from 3.8% p.a. in the first half of 2002.

o Tax charge increased by HK$164 million due primarily to rise in Hong Kong Profits Tax rate, which impacted both the current tax and deferred tax liabilities.

o    Consolidated Group net asset value (NAV) was HK$19.78 per share.

o Net debts decreased from HK$20.5 billion at December 31, 2002 to HK$19.4 billion at June 30, 2003 (net debts to equity: 40.0%, reduced from 42.9%).

The Wharf (Holdings) Limited - Interim Results Announcement

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE SIX MONTHS ENDED JUNE 30, 2003

                                                                              UNAUDITED             Unaudited
                                                                              30/06/2003            30/06/2002
                                                                  Note        HK$ MILLION           HK$ Million
                                                                 ------    -------------------   --------------------
                                                                                                      (Restated)
   Turnover                                                        2                   5,463                 5,576
   Other net loss                                                  3                      (5)                   (1)
                                                                           -------------------   --------------------
                                                                                       5,458                 5,575
   Direct costs and operating expenses                                                (1,984)               (1,910)
   Selling and marketing expenses                                                       (244)                 (225)
   Administrative and corporate expenses                                                (264)                 (254)
                                                                           -------------------   --------------------
   Operating profit before depreciation,
     amortisation, interest and tax                                                    2,966                 3,186
   Depreciation and amortisation                                                        (598)                 (647)
                                                                           -------------------   --------------------
   Operating profit                                                2                   2,368                 2,539
   Borrowing costs                                                 4                    (305)                 (383)
                                                                           -------------------   --------------------
   Net profit                                                                          2,063                 2,156
   Net other charges                                               5                       -                  (247)
   Share of profits less losses of associates                      6                      54                  (112)
                                                                           -------------------   --------------------
   Profit before taxation                                                              2,117                 1,797
   Taxation                                                      7(c)                   (470)                 (306)
                                                                           -------------------   --------------------
   Profit after taxation                                                               1,647                 1,491
   Minority interests                                                                   (338)                 (310)
                                                                           -------------------   --------------------
   Profit attributable to shareholders                                                 1,309                 1,181
                                                                           ===================   ====================
   Interim dividend proposed after
     the balance sheet date                                        8                     802                   685
                                                                           ===================   ====================
   Earnings per share
       Basic                                                       9                 HK$0.53               HK$0.48
                                                                           ===================   ====================
       Diluted                                                     9                 HK$0.53               HK$0.48
                                                                           ===================   ====================
   Interim dividend per share                                      8              32.75 CENTS            28.00 cents
                                                                           ===================   ====================

The Wharf (Holdings) Limited - Interim Results Announcement

NOTES TO THE ACCOUNTS

1.   BASIS OF PREPARATION OF THE ACCOUNTS

     The unaudited consolidated accounts have been prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") 25 "Interim Financial Reporting" and Appendix 16 of Listing Rules of The Stock Exchange of Hong Kong Limited. The accounting policies and methods of computation used in the preparation of the interim accounts are consistent with those used in the annual accounts for the year ended December 31, 2002 except for the changes in accounting policies as described below.

     SSAP 12 (REVISED) "INCOME TAXES"

     In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonably probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt.

     With effect from January 1, 2003, in order to comply with Statement of Standard Accounting Practice 12 (Revised) issued by the Hong Kong Society of Accountants, the Group adopted a new accounting policy for deferred tax. A balance sheet method was used to recognise deferred tax in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. The effect of adopting of the new accounting policy has been applied retrospectively. The shareholders' funds as at January 1, 2003 and January 1, 2002 were restated and decreased by HK$979 million, which comprised of revenue reserves of HK$690 million and investment properties revaluation reserves of HK$289 million, and HK$886 million, which comprised of revenue reserves of HK$646 million and investment properties revaluation reserves of HK$240 million, respectively. The adjustments represented the deferred tax liability recognised in respect of temporary difference arising from fixed assets net of deferred tax assets in respect of tax losses recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. The effect of change to income tax for the six months ended June 30, 2003 is an increased charge of HK$95 million (30/6/2002: HK$21 million).

The Wharf (Holdings) Limited - Interim Results Announcement

2.   TURNOVER AND OPERATING PROFITS

     a.   SEGMENT INFORMATION

     i.   BUSINESS SEGMENTS

                                          SEGMENT REVENUE               SEGMENT RESULTS
                                    ---------------------------     -------------------------
                                    30/06/2003       30/06/2002     30/06/2003    30/06/2002
                                    HK$ MILLION     HK$ Million     HK$ MILLION   HK$ Million
                                    -----------     -----------     -----------   -----------
                                                    (Restated)
Property investment                     2,092          2,217          1,448          1,608
                                        -----          -----          -----          -----
       Hong Kong                        1,805          1,846          1,430          1,489
       China                               90             72             28             24
       Hotels                             197            299            (10)            95
                                        -----          -----          -----          -----

Communication, media
   and entertainment ("CME")            1,748          1,762            199            203
                                        -----          -----          -----          -----
       Pay television                     844            877            210            154
       Internet and multimedia            193            246            (48)            31
                                        -----          -----          -----          -----
         i-CABLE                        1,037          1,123            162            185
       Telecommunications                 615            572             19              3
       Others                              96             67             18             15
                                        -----          -----          -----          -----

Logistics                               1,532          1,478            854            786
                                        -----          -----          -----          -----
       Terminals                        1,367          1,260            820            709
       Other logistics business           165            218             34             77
                                        -----          -----          -----          -----
                                        -----          -----          -----          -----
                                        5,372          5,457          2,501          2,597
Property development                      102             99            (13)             3
Investment and others                     114            142             15             65
Inter-segment revenue (Note)             (125)          (122)            --             --
                                        -----          -----          -----          -----
                                        5,463          5,576          2,503          2,665
                                        =====          =====

Unallocated income and expenses                                        (135)          (126)
                                                                      -----          -----
Operating profit                                                      2,368          2,539
Borrowing costs                                                        (305)          (383)
Net other charges
       Property development                                              --           (204)
       Investment and others                                             --            (43)
Associates
       Property development                                              44           (119)
       Investment and others                                             10              7
                                                                      -----          -----
Profit before taxation                                                2,117          1,797
                                                                      =====          =====

The Wharf (Holdings) Limited - Interim Results Announcement

Note: Inter-segment revenue eliminated on consolidation included:

                            30/06/2003   30/06/2002
                           HK$ MILLION  HK$ Million
                           -----------  -----------
                                         (Restated)
Property investment              49         54

CME                              68         44
                                ---        ---
 Pay television                  19         18
 Internet and multimedia          1          1
                                ---        ---
    i-CABLE                      20         19
 Telecommunications              22         20
 Others                          26          5
                                ---        ---

Logistics                         6          8
Investment and others             2         16
                                ---        ---
                                125        122
                                ===        ===

ii.  GEOGRAPHICAL SEGMENTS

     During the period, more than 90 per cent of the operations of the Group in terms of the above items was in Hong Kong.

b.   OPERATING PROFIT IS ARRIVED AT AFTER CHARGING:

                                                    30/06/2003   30/06/2002
                                                   HK$ MILLION   HK$ Million
                                                   -----------   -----------
Depreciation
- assets held for use under operating leases             40           30
- other assets                                          494          496
Amortisation of prepaid expenses and
    programming library                                  53          110
Amortisation of goodwill                                 11           11
Staff costs, including retirement scheme costs
    HK$45 million (2002: HK$58 million)                 989          991
Auditors' remuneration
  Audit services                                          4            4
  Other services                                          1            1
Cost of properties sold during the period               104           88

and crediting:
Rental income less direct outgoings, including
    contingent rentals HK$47 million
    (2002: HK$26 million)                             1,516        1,536
Interest income                                          60           86
Dividend income from listed securities                   31           24
Dividend income from unlisted securities                 29           63
                                                      =====        =====


The Wharf (Holdings) Limited - Interim Results Announcement

3.   OTHER NET LOSS

     Other net loss represents a net loss on disposal of investments.

4.   BORROWING COSTS

                                                         30/06/2003    30/06/2002
                                                         HK$ MILLION   HK$ Million
                                                         -----------   -----------
Interest on: -
    Bank loans and overdrafts                                207          175
    Other loans repayable within five years                   75          147
    Other loans repayable after more than five years          --           62
Other borrowing costs                                         55           64
                                                             ---          ---
                                                             337          448
Less: Amount capitalised                                     (32)         (65)
                                                             ---          ---
Net borrowing costs for the period                           305          383
                                                             ===          ===

     The Group's average borrowing cost for the period was 3.1% per annum (2002:
     3.8% per annum).

5.   NET OTHER CHARGES

     Net other charges for the corresponding period in 2002 comprised provisions of HK$204 million for properties under development and for sale and provision of HK$43 million for impairment in value of investments. No such items incurred for the period under review.

6.   SHARE OF PROFITS LESS LOSSES OF ASSOCIATES

     Share of profits of associates was HK$54 million for the period under review. The losses of HK$112 million in previous corresponding period were principally comprised the attributable losses in respect of provisions for impairment in value of the Bellagio development.

7.   TAXATION

     a. The provision for Hong Kong profits tax is based on the profit for the period as adjusted for tax purposes at the rate of 17.5 per cent (2002: 16 per cent).

     b. Overseas taxation is calculated at rates of tax applicable in countries in which the Group is assessed for tax.

     c.   Taxation in the consolidated profit and loss account represents:

The Wharf (Holdings) Limited - Interim Results Announcement

                                                      30/06/2003    30/06/2002
                                                      HK$ MILLION   HK$ Million
                                                      -----------   -----------
                                                                    (Restated)
Current tax
Hong Kong profits tax                                     377          235
Underprovision for Hong Kong profits tax
  relating to prior years                                  18           47
Overseas taxation                                          --            8
                                                          ---          ---
                                                          395          290
                                                          ---          ---
Deferred taxation
Origination and reversal of temporary differences         (25)          14
Effect of increase in tax rate on deferred tax             99           --
                                                          ---          ---
                                                           74           14
                                                          ---          ---
Share of associates' current Hong Kong profits
  tax                                                       1            2
                                                          ---          ---
                                                          470          306
                                                          ===          ===

8.   PROPOSED INTERIM DIVIDENDS

                                                  30/06/2003   30/06/2002
                                                  HK$ MILLION  HK$ Million
                                                  -----------  -----------
Proposed after the balance sheet date:-
12 cents (2002: 28 cents) per share                    294        685
Distribution in specie in the form of shares
   in i-CABLE Communications Limited ("i-CABLE
   shares") equivalent to 20.75 cents per share        508         --
                                                       ---        ---
                                                       802        685
                                                       ===        ===

     The interim dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

     The distribution in specie represents the 244.7 million i-CABLE shares to be distributed to the Company's Shareholders with a value of HK$508 million, calculated on basis of the closing price on August 19, 2003.

     The book cost of those 244.7 million i-CABLE shares is HK$189 million. Compared to the market value mentioned above, there would be a deemed profit of approximately HK$319 million.

9.   EARNINGS PER SHARE

     The calculation of earnings per share is based on the earnings for the period of HK$1,309 million (2002: HK$1,181 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares) in issue during the period.

     The calculation of diluted earnings per share is based on earnings for the period of HK$1,309 million (2002: HK$1,181 million as restated) and the weighted average of 2,447 million ordinary shares (2002: 2,447 million ordinary shares) after adjusting for the effects of all dilutive potential ordinary shares.

The Wharf (Holdings) Limited - Interim Results Announcement

     The existence of unexercised options during the period ended June 30, 2003 has no dilutive effect on the calculation of diluted earnings per share for the period ended June 30, 2003.

10.  COMPARATIVE FIGURES

     Certain comparative figures have been adjusted as a result of changes in accounting policies for income taxes in order to comply with SSAP 12 (Revised), detail of which is set out in Note 1.

11.  REVIEW OF UNAUDITED INTERIM ACCOUNTS

     The unaudited interim accounts for the six months ended June 30, 2003 have been reviewed by the audit committee of the Company.

The Wharf (Holdings) Limited - Interim Results Announcement

COMMENTARY ON INTERIM RESULTS

(I)  REVIEW OF 2003 INTERIM RESULTS AND SEGMENTAL PERFORMANCE

     REVIEW OF 2003 INTERIM RESULTS

     Profit attributable to Shareholders

     The Group reported a profit attributable to shareholders of HK$1,309 million for the six months ended June 30, 2003, an increase of HK$128 million or 11% as compared to HK$1,181 million achieved for the same period in 2002. Earnings per share were HK$0.53, against HK$0.48 for the same period in 2002.

     The increase in profit was largely because of the absence of provisions made for property and investment in the period under review while deducted from the half-year results of 2002 were attributable impairment provisions totalling HK$374 million, which comprised HK$331 million for properties and properties under development, including the Bellagio project held through an associate, and of HK$43 million for investments.

     On the basis of taking out the provision factor, the Group's profit attributable to Shareholders of HK$1,309 million for the first half of 2003 would decrease by HK$246 million or 16%, compared to HK$1,555 million, after adding back the attributable provisions of HK$374 million mentioned above to the reported profit of HK$1,181 million, for the first half of 2002. The unfavorable factors leading to this decline included the decrease in operating profit of HK$171 million arising principally from the devastating impact of SARS on the hotel businesses and the drop in office rental income for negative revision in the light of oversupply of Grade A office spaces, combined with an increase in taxation of HK$164 million following an increase in Hong Kong Profits Tax rate on the current tax charge and deferred tax liabilities, which had been enlarged upon the adoption of new accounting standard in the beginning of the current financial year.

     Group's Turnover

     The Group's turnover for the period was HK$5,463 million, a decrease of HK$113 million or 2% against HK$5,576 million earned in same period last year. Decrease in turnover was principally due to the reduction in hotel revenue and office rental income though it was offset by an improvement in revenue from the continued robust logistic operations.

     Group Operating Profit

     Group operating profit before borrowing costs for the period reduced to HK$2,368 million, or by 7% from HK$2,539 million for first half of 2002. This was primarily due to the reduction in rental contribution from office area and adverse results from hotel operations, the latter of which were adversely affected by the outbreak of SARS.

The Wharf (Holdings) Limited - Interim Results Announcement

     Net Profit

     Mitigated by the reduction in borrowing costs of HK$78 million, the net profit fell by 4% against the interim results of 2002 to HK$2,063 million.

     SEGMENT PERFORMANCE

     Property Investment

     The Property Investment segment reported a revenue reduction of 6% to HK$2,092 million. Operating profit showed a decrease of 10% to HK$1,448 million.

     Wharf Estates Limited

     Harbour City

     Harbour City, a core property investment asset of Wharf Estates Limited, generated a lower turnover of HK$1,326 million in the period as a consequence of reduction in revenue from hotels, office area and apartments. The hotel operations recorded a decrease in sales of 34% to HK$197 million due to the outbreak of SARS in second quarter of 2003. The average hotel room occupancy sharply reduced to around 48% in the period under review as opposed to 84% achieved in the same period last year. Negative rental revision in the office areas was observed given the oversupply situation of Grade A office. For the retail area, its revenue improved steadily for an overall higher rental rate coupled with a high sustainable occupancy level.

     Times Square

     Times Square, another core investment property asset of Wharf Estates Limited, generated total revenue of HK$415 million, which was lower than the previous period's level. A lower occupancy level in early part of 2003 had negatively affected the revenue contribution from its office area. Revenue from retails area recorded a slight decrease against the same period last year.

     Wharf Estates China Limited

     Both aggregate revenue and operating profit from investment properties in Mainland China, namely Beijing Capital Times Square and Shanghai Times Square, recorded double-digit growth over same period last year.

     Communications, Media and Entertainment ("CME")

     Despite continuous increases in subscribers to Pay TV, Broadband Internet multimedia and telecommunication services, the total revenue of CME segment decreased by HK$14 million or 1% to HK$1,748 million and its operating profit decreased slightly by HK$4 million or 2% to HK$199 million compared to the first half of 2002.

The Wharf (Holdings) Limited - Interim Results Announcement i-CABLE

     Pay TV

     Although subscribers of Pay TV grew by 25,000 and 20,000 over previous corresponding period of 600,000 and end of 2002 of 605,000 respectively to reach 625,000, its turnover decreased by 4% to HK$844 million year-on-year as a result of absence of the World Cup impact in the previous period. ARPU was HK$219, compared to HK$244 and HK$222 in the first and second halves of 2002 respectively. Its operating profit, on the other hand, reported an increase of HK$56 million or 37% to HK$210 million primarily due to continuing tight control over programming and other operating costs.

     Internet and multimedia

     Internet and multimedia revenue for the period decreased by HK$53 million or 21% to HK$193 million, in spite of a growth of Broadband subscribers by 55,000 and 22,000 over previous corresponding period of 192,000 and end of 2002 of 225,000 respectively to reach 247,000. The operating results recorded a loss of HK$48 million against profit of HK$31 million in the first half of 2002. The unfavourable results were primarily due to substantial decline of ARPU by 41% year-on-year to HK$125 following an aggressive pricing strategy under highly competitive environment. ARPU has stabilized in recent months.

     As compared to the first half year of 2002, the combined results of Pay TV and Internet and multimedia businesses decreased the group revenue of i-CABLE by HK$86 million or 8% to HK$1,037 million and decreased its operating profit before corporate expenses by HK$23 million or 12% to HK$162 million.

     Wharf T&T (Telecommunication services)

     Compared to the first half year of 2002, Wharf T&T increased its telecommunication revenue by 8% to HK$615 million. Its installed base of fixed lines reached about 378,000 lines at June 30, 2003, an increase of 40% and 12% over previous corresponding period of 270,000 lines and end of 2002 of 340,000 lines respectively, which represented a market shares to 10% overall. The company's revenue from fixed-line telephony services rose by 9% to HK$468 million which accounted for 76 per cent of its total revenue, and IDD revenue rose by 6% to HK$147 million. Coupled with operating efficiency, Wharf T&T achieved an operating profit of HK$19 million compared with profit of HK$3 million in previous corresponding period.

The Wharf (Holdings) Limited - Interim Results Announcement

     Logistics

     Modern Terminals

     The total revenue of Logistics segment including Modern Terminals Limited ("Modern Terminals"), a 55.3%-owned subsidiary, was HK$1,532 million, an increase of HK$54 million or 4% as compared with HK$1,478 million in previous corresponding period. The operating profit also recorded an increase of HK$68 million or 9% to HK$854 million.

     The revenue increase was mainly due to an increase in Modern Terminal's revenue as a result of its increase in throughput handled driven by strong trade volume from the increasing number of factories in Pearl River Delta, though at a lower tariff rate in line with the market development. Modern Terminal's operating profit also recorded a satisfactory increase.

     Property development

     During the period, Wharf Estates Development Limited had reported a low level of property sales activities. The Group's associates undertaking the Sorrento and Bellagio projects progresses their respective developments according to schedule and their sale proceeds derived there from were not accounted for as the Group's turnover.

     Depreciation and amortisation

     Depreciation and amortisation charge for the period totalled HK$598 million (including the amortisation of goodwill HK$11 million), a decrease of HK$49 million or 8% over same period last year. The drop resulted from the combined effect of a decrease in amortisation of the programming library of i-CABLE due to lack of previous period's programming costs for 2002 FIFA World Cup and a reduction of depreciation charge of HK$39 million following an extension of estimated useful lives of some plant and equipment of the Group (including Modern Terminals) starting from end of 2002. The decrease was partly offset by additional depreciation charges recorded by i-CABLE and Wharf T&T on their expanded capital expenditures.

     Borrowing costs

     Net borrowing costs charged for the period decreased by HK$78 million or 20% to HK$305 million from HK$383 million incurred in the previous corresponding period as a result of a persistently low interest rate environment as well as the Group's success in reducing interest margins through its refinancing activities. The charge was after capitalisation to related assets of HK$32 million for the period compared to HK$65 million in previous corresponding period. The Group's average borrowing cost for the period was 3.1% p.a., a reduction from 3.8% p.a. in the first half year of 2002.

The Wharf (Holdings) Limited - Interim Results Announcement

     Net other charges

     The net other charges recorded in the first half of 2002 comprised provisions of HK$204 million for properties and HK$43 million for impairment in value of investments. No such items were recorded in the current period.

     Share of profits less losses of associates

     The share of profits of associates for the period was HK$54 million compared to a loss of HK$112 million in previous corresponding period. The reported losses in the first half of 2002 principally reflected the attributable loss for impairment in value of Bellagio, a 33-1/3% owned property development project.

     Other items

     The Group's profit before taxation increased by HK$320 million to HK$2,117 million from HK$1,797 million against same period last year.

     The taxation charge for the period was HK$470 million, an increase of HK$164 million from HK$306 million recorded in the corresponding period last year. The significant increase was primarily resulted from the application of the higher new Hong Kong Profits Tax rate of 17.5% (2002:
     16%) to the current tax and the deferred tax liabilities, the latter of which had been enlarged upon the adoption of the new accounting standard SSAP 12 "Income taxes" in the beginning of the current financial year.

     Minority interests were HK$338 million for the period compared to HK$310 million in previous corresponding period.

     Included in the Group's profit attributable to the shareholders were profit of HK$470 million (6/2002: HK$443 million) contributed from three major non-wholly owned subsidiaries, namely the 55.3%-owned Modern Terminals, 79.2%-owned i-CABLE Communications Limited ("i-CABLE") and 66.8%-owned Harbour Centre Development Limited ("HCDL"). Total dividends received or receivable from these subsidiaries amounted to HK$504 million for the period under review (6/2002: HK$494 million).





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The Wharf (Holdings) Limited - Interim Results Announcement

(II) LIQUIDITY AND FINANCIAL RESOURCES

     Shareholders' funds

     As at June 30, 2003, the shareholders' funds of the Group totalled HK$48,417 million, an increase of HK$683 million from HK$47,734 million at December 31, 2002. Shareholders' funds at December 31, 2002 was restated and adjusted downwards as a prior year item by HK$979 million for making an additional provision for net deferred tax liabilities in accordance with new requirements of SSAP 12 "Income taxes" (revised) adopted retrospectively with effective from January 1, 2003. On that basis, the consolidated net asset value of the Group at June 30, 2003 was HK$19.78 per share, compared to the restated net asset value of HK$19.50 per share at December 31, 2002.

     Supplemental Information

     To better reflect the underlying net asset value of the Group, the following objective-base adjustments are given below:

                                                                   Per share
                                                                   ---------
      Book net asset value at June 30, 2003                        HK$19.78
      Add adjustments for:-


      Modern Terminals
      - based on the previous average transaction prices               2.26


      i-CABLE
      - based on market value at June 30, 2003 (@$1.97 p.s.)           0.77
                                                                   --------
      Adjusted net asset value per share at June 30, 2003          HK$22.81
                                                                   ========

     Net cash generated from the Group's operating activities

     For the period under review, net cash generated from the Group's operating activities amounted to HK$2.7 billion which included proceeds from disposal of listed debt securities of HK$0.5 billion, compared to HK$2.2 billion in the previous corresponding period. Net cash inflow of HK$0.5 billion was recorded for investing activities which comprised net repayments of advances mainly from the associates undertaking the property developments of Bellagio and Sorrento of HK$0.8 billion and the uplift of pledged deposits of HK$0.3 billion net of purchase of fixed assets HK$0.6 billion.



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The Wharf (Holdings) Limited - Interim Results Announcement

     Capital expenditure

     The capital expenditure, including programming library of i-CABLE, incurred by the Group's core businesses during the period and their capital commitments at June 30, 2003 are analysed as follows:

                                                          Capital Commitments
                                                          as at June 30, 2003
                                                     -------------------------------
     Business Unit/Company            Capital         Authorised       Authorised
                                     Expenditure         And             But not
                                     for 1-6/2003    Contracted for   Contracted for
                                     HK$ Million      HK$ Million       HK$ Million
                                     -----------     --------------   --------------
     Property investments/others           98               96            1,211
     Modern Terminals                     196              847              172
     i-CABLE                              210               66              113
     Wharf T&T                            150              186               87
                                          ---            -----            -----
                                          654            1,195            1,583
                                          ===            =====            =====
     At December 31, 2002                                1,700            1,606
                                                         =====            =====

     The capital expenditure of i-CABLE and Wharf T&T mainly related to network equipment while that of Modern Terminals was substantially for construction of Container Terminal 9.

     In addition to the above, the Group had planned expenditures of approximately HK$1.1 billion (31/12/2002: HK$1.1 billion) related to the properties under development for sale at the end of June 2003.

     Major property projects undertaken by associates

     Pre-sales of the Sorrento and Bellagio projects undertaken by associates, 40%-owned and 33-1/3% owned by the Group, respectively, are continuing with good progress. For the period under review, 106 units of Sorrento and 103 units of Bellagio were sold. At June 30, 2003, accumulated sales of Sorrento Phase I and Phase II units reached 1,061 units or 83% and 346 units or 42% respectively. The sale of Bellagio accumulated to 1,356 units or 79% of the 1,704 Phases I and II units. Construction works for Phases III and IV commenced in March 2003 and are underway in accordance with schedule.

     At June 30, 2003, the cash deposits in Sorrento's stakeholders account amounted to HK$0.7 billion, which would be sufficient to fully cover its outstanding construction cost for completion of the whole project. Following the completion of the Phase I and II units, the cash deposits in Bellagio's stakeholders' account at March 31, 2003, amounting to HK$1.2 billion were distributed to the shareholders of the project company in proportion to their equity interests in April 2003. The two project companies did not have any bank borrowings at June 30, 2003.

The Wharf (Holdings) Limited - Interim Results Announcement

     Gearing Ratios

     As at June 30, 2003, the ratio of net debts to total assets reduced to 24.9 per cent and the ratio of net debts to shareholders' equity decreased to
     40.0 per cent, compared to 26.0 per cent and 42.9% per cent at December 31, 2002, respectively. The Group's net debts decreased from HK$20.5 billion at December 31, 2002 to HK$19.4 billion at June 30, 2003, which was made up of HK$21.0 billion in debts less HK$1.6 billion in deposits and cash. Included in the Group's debts were loans of HK$1,273 million and HK$304 million borrowed by two non-wholly owned subsidiaries, Modern Terminals and i-CABLE respectively (31/12/2002: HK$941 million borrowed by Modern Terminals and HK$386 million borrowed by i-CABLE). These loans are without recourse to the Company and other subsidiaries of the Group.

     Availability of committed and uncommitted facilities

     High liquidity continued to sustain in the banking market during the first half of 2003. The Group arranged an aggregate of HK$3.0 billion loan facilities to refinance a number of its loan facilities, mainly the asset-backed notes prepaid in May 2003, with substantial reduction in interest margins and on more favourable terms.

The Wharf (Holdings) Limited - Interim Results Announcement

     The Group's available loan facilities and debt securities amounted to HK$28.8 billion. Debts totaling HK$21.0 billion were outstanding at June 30, 2003, against the available facilities as analysed below:

                                                                      30/6/2003
                                                  ---------------------------------------------
                                                  Available    Total                   Undrawn
                                                  Facility     Debt                   Facility
                                                     HK$        HK$                      HK$
     Debt Maturity                                Billion     Billion                  Billion
     -------------                                ---------   -------                 --------

     Company and wholly-owned subsidiaries
     -------------------------------------
     Committed facilities
     Repayable within 1 year                         3.3         3.1        15%          0.2
     Repayable between 1 to 2 years                  5.3         5.0        24%          0.3
     Repayable between 2 to 3 years                  3.4         2.7        13%          0.7
     Repayable between 3 to 4 years                  5.3         5.3        25%           --
     Repayable between 4 to 5 years                  4.9         2.3        12%          2.6
                                                    ----        ----       ---           ---
                                                    22.2        18.4        89%          3.8
     Uncommitted facilities                          2.3         0.5         2%          1.8
                                                    ----        ----       ---           ---
                                                    24.5        18.9        91%          5.6
     Non wholly-owned subsidiaries
     - Committed and uncommitted
     -----------------------------
     Modern Terminals Limited                        2.9         1.3         6%          1.6
     i-CABLE Communications Limited                  0.9         0.3         1%          0.6
     Others                                          0.5         0.5         2%           --
                                                    ----        ----       ---           ---
                                                    28.8        21.0       100%          7.8
                                                    ====        ====       ===           ===

                                                    ----        ----       ---           ---
      - Secured                                      1.0         0.8         4%          0.2
      - Unsecured                                   27.8        20.2        96%          7.6
                                                    ----        ----       ---           ---
                                                    ----        ----       ---           ---
     Total                                          28.8        21.0       100%          7.8
                                                    ====        ====       ===           ===

     As at June 30, 2003, the banking facilities of the Group were secured by mortgages over certain investment properties with an aggregate carrying value of HK$3,681 million (31/12/2002: HK$17,923 million).

The Wharf (Holdings) Limited - Interim Results Announcement

     An analysis of the Group's total debts by currency at June 30, 2003 is shown as below:

                                                                 HK$ Billion
                                                                 -----------
     Hong Kong dollar                                               15.8
     United States dollar (swapped into Hong Kong dollars)           4.6
     Renminbi                                                        0.6
                                                                    ----
                                                                    21.0
                                                                    ====

     The Group's debts are primarily denominated in Hong Kong and US dollars and all US dollars loans have been effectively swapped into Hong Kong dollar loans by forward exchange contracts.

     The use of financial derivative products is strictly controlled. The majority of the derivative products entered into by the Group were used for management of the Group's interest rate exposures.

     The Group maintained a reasonable level of surplus cash, which was denominated principally in Hong Kong and US dollars, to facilitate the Group's business and investment activities. As at June 30, 2003, the Group also maintained a portfolio of long-term investments, primarily in blue-chip securities, with a market value of HK$1.1 billion.

(III) EMPLOYEES

     The Group has approximately 9,667 employees. Employees are remunerated according to nature of the job and market trend, with a built-in merit component incorporated in the annual increment to reward and motivate individual performance. Total staff costs for the six months ended June 30, 2003 amounted to HK$989 million, compared to HK$991 million in the first half of 2002.


INTERIM DIVIDEND IN CASH AND IN SPECIE

The Board has declared an interim dividend in respect of the half-year period ended June 30, 2003 amounting to HK$802 million ("INTERIM DIVIDEND"), to be paid by way of (a) cash for an aggregate sum of HK$294 million ("CASH DIVIDEND"), equivalent to 12 cents per share, and (b) distribution of 244,747,663 shares of HK$1.00 each in the share capital of i-CABLE Communications Limited ("i-CABLE SHARES") held by the Company ("DISTRIBUTION"), with a value of HK$2.075 per i-CABLE Share, being the closing price per i-CABLE Share on The Stock Exchange of Hong Kong Limited ("STOCK EXCHANGE") as at August 19, 2003. On these bases, the Interim Dividend will amount to 32.75 cents per Share in total (2002: interim dividend in cash of 28 cents per share).

The Wharf (Holdings) Limited - Interim Results Announcement

Pursuant to the Distribution, one i-CABLE Share will be distributed for every 10 Shares of the Company held on September 19, 2003, being the record date for the purposes of determining the Shareholders' entitlements to the Interim Dividend ("RECORD DATE"). No fraction of an i-CABLE Share will be distributed but fractional entitlements will be aggregated and disposed of for the benefit of the Company.

The Distribution will not be made to the Shareholders whose addresses on the register of members of the Company on the Record Date are outside Hong Kong ("OVERSEAS SHAREHOLDERS"). The number of i-CABLE Shares that they are entitled to will not be distributed to them. Arrangements will be made for such i-CABLE Shares to be sold in the market as soon as practicable. Any net proceeds of sale after deduction of the expenses will be distributed pro-rata to such Overseas Shareholders.

The i-CABLE Shares to be distributed pursuant to the Distribution will rank pari passu in all respects with all other issued i-CABLE Shares. The Cash Dividend will be paid on Monday, September 29, 2003 to Shareholders and the share certificates for the i-CABLE Shares will also be despatched on September 29, 2003 to Shareholders by post.

Upon completion of the Distribution, the percentage of issued share capital of i-CABLE Communications Limited ("i-CABLE SHARE CAPITAL") held by the Company will decrease from 79.24% to 67.12%. At the same time, the percentage of i-CABLE Share Capital in the hands of the public will increase from 20.56% to 26.62%, thereby meeting the minimum public float of 25% as prescribed in the Rules Governing the Listing of Securities on the Stock Exchange.


BOOK CLOSURE

The Register of Members will be closed from Friday, September 19, 2003 to Friday, September 26, 2003, both days inclusive, during which period no transfer of shares of the Company can be registered. In order to qualify for the abovementioned Interim Dividend in cash and the Distribution, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrars, Tengis Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:30 p.m. on Thursday, September 18, 2003.

The Wharf (Holdings) Limited - Interim Results Announcement

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE STOCK EXCHANGE'S WEBSITE

A detailed Interim Results Announcement containing all the information in respect of the Company required by paragraphs 46(1) to (6) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's website in due course.

By Order of the Board
WILSON W. S. CHAN
Secretary

Hong Kong, August 19, 2003

The Wharf (Holdings) Limited - Interim Results Announcement

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       THE WHARF (HOLDINGS) LIMITED - WHARF



Date: August 21, 2003

                                       By:  /s/ Wilson Chan
                                            ---------------------------------
                                            Name:   Wilson Chan
                                            Title:  Company Secretary